UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. March 3, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) held a conference call today to discuss the fourth quarter 2015 results, which were published on March 1, 2015. The following items were discussed by executive management as part of the conference call:

Our earnings in 2015 reached US$213 million, a decrease of 28% when compared to last year. Lower prices and lower volumes in some of our major business lines influenced these results. In addition, our results were significantly impacted by the stopping of our mining operations in Pedro de Valdivia. This event had a one-time, before-tax effect of US$57.7 million on net income. Our revenues reached US$1.7 billion, a decrease of just under 14% compared to last year.

We have been focused on costs over past 2 years, and this remained an important effort in 2015. We successfully reduced our costs, as proof, our EBITDA margin in 2015 was 42%, up from 37% last year, despite significantly lower prices in almost all of our business lines. These higher margins reflect lower costs resulting from improvements in our operating activities across all business lines. Additionally, we have seen some financial benefits related to the weaker Chilean peso and lower energy costs. Looking to 2016, we do expect to see pressure on margins due to lower prices in the fertilizer and iodine markets.

I will now briefly outline our five business lines.

Potassium Nitrate:

Revenues for 2015 were down compared to the last year, as a result of lower prices and lower sales volumes. These lower volumes were a result of weak sales seen during the first half of the year. While sales volumes in the field fertilizer market decreased in 2015, our sales volumes in the water soluble fertilizer market increased. Prices were down slightly last year in this business line, but being that the products are specialty fertilizers, prices are less volatile than prices seen in the potassium chloride market. While the numbers are down, the future in the specialty plant nutrients market looks positive. We are expecting market growth of approximately 5% in the water soluble market in 2016.

Potassium Chloride:

Revenues in this business line decreased approximately 26% when compared to 2014; this resulted from lower volumes, which fell over 20%. Due to the contract delays with between the larger potassium chloride players and China, we are seeing increased competition in Brazil. Also, the price premium that we once saw in Brazil, has almost disappeared. We expect our sales volumes to see recovery in 2016. Prices are a concern, and average prices will be lower in 2016 than in 2015.

Iodine:

Revenue reported for 2015 decreased as a result of lower average prices. Prices during 2015 continued to see downward pressure; our average price for the year was US$28/kilogram, a decrease of over 26% compared to 2014. We expect some further price deterioration in 2016; prices today are around US$25/kilogram. Our sales volumes in this business line increased by approximately 6% compared to 2014, and we expect this trend to continue in 2016. Ain line with our strategy, we expect our sales volumes to grow more than the market grows in 2016.

Lithium:

Revenue for 2015 increased almost 8% compared to last year, a direct result of higher prices. Prices increased 10% when compared to last year, offsetting the slightly lower sales volumes. This market continues to show robust demand growth related to the battery industry, and while we do expect some new supply to enter the market during 2016, we still expect to see higher average prices and higher sales volumes in 2016.

Industrial Chemicals:

Revenue was down in this business line in 2015. The most important product in this business line is solar salts. In 2015, we sold approximately 37,000 MT. Prospects in this market remain positive, and we expect to see sales volumes related to solar salts almost double in 2016.

Our Capex in 2016 should be about US$150 million. This will mostly be related to maintenance as well as optimizing operations in Nueva Victoria related to iodine, the Salar de Atacama related to potassium sulfate production and the Salar del Carmen related to battery grade lithium production. We are always analyzing various projects and M&A opportunities that align with our business strategy.

Regarding our legal proceeding with CORFO, we hope to have a resolution by the end of the year.

Additionally, our annual general shareholder meeting will be held in April of this year. The Board will make a recommendation regarding the Dividend Policy, and will consider the financial needs of the Company. We maintain a strong balance sheet.

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About SQM

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 3, 2016	/s/ Ricardo Ramos
By: Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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